Exhibit 99.1

Afya Limited Announces the Appointment of a New Director

Minas Gerais, Brazil, August 16, 2019 – Afya Limited, or Afya (Nasdaq: AFYA) today announced the appointment of Daulins Emilio to its board of directors as a non-independent director, effective as of August 14, 2019.

Mr. Emilio is a Managing Director at Bertelsmann Brazil Investments (BBI) and Head of the Bertelsmann Corporate Center in Brazil, a subsidiary of Bertelsmann SE & Co. KGaA, a relevant investor in education in the world. Mr. Emilio joined Bertelsmann in 2012, where he has been responsible for Bertelsmann’s strategy for new businesses in Brazil as well as for finding business opportunities in the Education sector. He is also the Chairman of the Board at Afferolab and a board member at Companhia das Letras and Intervalor. Before working at Bertelsmann, he was a consultant working across multiple industries during his tenures at Boston Consulting Group, McKinsey & Co. and Arthur Andersen. Mr. Emilio holds a bachelor’s degree in Mechanical Engineering from Unicamp, a master’s degree in Economics from USP, and a Ph.D. in Economics from Boston University. During his Ph.D. at Boston University his research focused on Economics of Education and Economic Theory.

Mr. Emilio’s appointment increases the size of Afya’s board of directors to eight directors.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br